SECURITIES AND EXCHANGE COMMISSION

                                Washington, D. C.
                                      20549

    APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES PURSUANT TO SECTION
                  12(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number: 0-13646

                          DREW INDUSTRIES INCORPORATED
             (Exact Name of Registrant as Specified in its Charter)

                 Delaware                                  13-3250533
(State of Incorporation or Organization)      (IRS. Employer Identification No.)

         200 Mamaroneck Avenue
           White Plains, N.Y.                                 10601
(Address of Principal Executive Offices)                    (Zip Code)

        Securities to be withdrawn pursuant to Section 12(d) of the Act:

     Title of Each Class                       Name of Each Exchange on Which
      to be so Withdrawn                       Each Class is to be Withdrawn
      ------------------                       -----------------------------
Common Stock; $0.01 par value                     American Stock Exchange

      Drew Industries Incorporated, a Delaware corporation (the "Company), hereby makes application pursuant to Section 12(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 12d2-2(d) and (e) promulgated thereunder to withdraw its Common Stock, par value $0.01 per share (the "Common Stock"), from listing and registration on the American Stock Exchange.

      The Board of Directors of the Company unanimously approved a resolution on November 13, 2003, to withdraw the Company's Common Stock from listing on the American Stock Exchange and to list such securities on the New York Stock Exchange. The reasons for such actions are set forth in the attached copies of the resolutions (Exhibit A).

      The Registrant has met the requirements of Rule 18 of the American Stock Exchange by complying with all applicable laws in effect in the State of Delaware, in which it is incorporated, and by filing with the Exchange written notice of its intention to voluntarily withdraw its securities from listing and registration as set forth in Exhibit B to this Application.

      The Company hereby requests that the Commission's order granting this application be effective as soon as possible.

      This Application relates solely to the withdrawal from listing of the Registrant's Common Stock from the American Stock Exchange.

      By reason of Section 12(b) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission thereunder, the Registrant shall continue to be obligated to file reports under Section 13 of the Act with the Securities and Exchange Commission and the New York Stock Exchange.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized,

                                        Drew Industries Incorporated


DATED: November 24, 2003                By: /s/ Leigh J. Abrams
                                           -------------------------------------
                                           Leigh J. Abrams
                                           President and Chief Executive Officer

                                                                       EXHIBIT A

                                   Resolutions
                                     of The
                               Board of Directors

                              Corporate Resolutions

WHEREAS, the Company's common stock, $0.01 par value (the "Common Stock") is currently listed and trading on the American Stock Exchange, Inc. ("AMEX");

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to list the Common Stock and cause it to be admitted to trading on the New York Stock Exchange ("NYSE");

NOW, THEREFORE, BE IT RESOLVED, that all officers of the Company be and each hereby is authorized and directed to take, or cause to be taken, all actions necessary or advisable to effect the listing and trading of the Common Stock on the NYSE, including the preparation, execution and filing of all necessary applications, documents, forms and agreements with the NYSE and the Securities and Exchange Commission (the "SEC"), the payment by the Company of filing, listing and application fees, the preparation of temporary and permanent certificates for the Common Stock, and the appearance of any such officer before NYSE officials;

RESOLVED FURTHER, that, in order to avoid the direct and indirect costs and the division of the market resulting from dual listing on AMEX and the NYSE, all officers of the Company be and each hereby is authorized and directed to take, or cause to be taken, all actions necessary or advisable to delist and suspend the trading of the Common Stock on AMEX upon the admission of the Common Stock to trading on the NYSE, including the preparation, execution and delivery of applications, documents, forms and agreements with AMEX and the SEC;

RESOLVED FURTHER, that the transfer agent and registrar for the Common Stock shall continue to be American Stock Transfer & Trust Company;

RESOLVED FURTHER, that all officers of the Company be and each hereby is authorized and directed to cause the Company to issue all shares of the Common Stock reserved for issuance upon the exercise of options granted and to be granted, and at the expiration of applicable deferral periods with respect to deferred stock units granted and to be granted, pursuant to, and subject to the terms and provisions of, the Company's Amended and Restated Stock Option Plan and the Company's 2002 Equity Award and Incentive Plan, and upon payment of the consideration required to be paid in connection with such exercise, and to list on the NYSE all such shares reserved for issuance;

RESOLVED FURTHER, that all officers of the Company be and each hereby is authorized from time to time to do, or cause to be done, all such other acts and things and to execute and deliver all such instruments and documents, as each such officer shall deem necessary or appropriate to cause the Company's Common Stock to become listed and admitted to trading on the NYSE and, upon such admission to trading, to cause the Company's Common Stock to be delisted on AMEX and otherwise to carry out the purpose and intent of the foregoing resolutions.

RESOLVED FURTHER, that all actions taken and expenses incurred by any officer or director heretofore in furtherance of any of the actions authorized by the foregoing resolutions are hereby and expressly ratified, confirmed, adopted and approved.

                                                                       EXHIBIT B

                                     Letter
                                     To The
                             American Stock Exchange

                  (Letterhead of Drew Industries Incorporated)

                                                               November 24, 2003

Re:   Delisting Application for Drew Industries Incorporated

American Stock Exchange

      Attn: Mr. Gilbert Steedley

Dear Gil:

      This letter shall serve as notice of the decision by Drew Industries Incorporated to withdraw its listing on the American Stock Exchange.

      The Company's decision to delist from the American Stock Exchange and to list its shares of Common Stock on the New York Stock Exchange stems from the belief that there is greater liquidity on the New York Stock Exchange. Accordingly, the Company has determined that its stockholders will be better served if the Company's shares are traded on the New York Stock Exchange. Trading on the New York Stock Exchange is set to begin Thursday, December 11, 2003.

      The Company has complied with all applicable laws in effect in the State of Delaware, its state of incorporation.

                                        Very truly yours,


                                        /s/ Leigh J. Abrams
                                        ---------------------------------------
                                        Leigh J. Abrams
                                        President and Chief Executive Officer